June 14, 2011

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Advanced BioHealing, Inc.
Withdrawal of Registration Statement on Form 8-A (File No. 001-35177)

Ladies and Gentlemen:

Advanced BioHealing, Inc. (the “Company”) hereby respectfully requests withdrawal of its Registration Statement on Form 8-A (File No. 001-35177) (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2011.

The Company has determined not to proceed with its initial public offering at this time due to the proposed acquisition of the Company. The Company confirms that no securities have been or will be distributed, issued or sold in the proposed initial public offering. Furthermore, the Registration Statement was not declared effective by the Commission.

Very truly yours,

Advanced BioHealing, Inc.

By:	/s/ Kevin Rakin
Kevin Rakin Chairman and Chief Executive Officer